March 7, 2005

Stop 03-06


Mr.  John J. Cousins
Vice President, Finance
Advanced Optics Electronics, Inc.
8301 Washington N.E., Suite 5
Albuquerque, NM 87113

Re: 	Advanced Optics Electronics, Inc.
	Form 8-K filed 3/4/05
	SEC File No. 0-24511



Dear Mr.  John J. Cousins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. The Form 8-K is to be dated as of the date of the earliest event reported. The earliest event reported in your recent Form 8-K is the effective date of the dismissal of Singer Lewak Greenbaum & Goldstein
LLP, which was February 25, 2005. Please amend your Form 8-K accordingly.

2. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Exhibit 16:

3. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.


..	.	.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The supplemental response and filing should be filed in response to these comments within 5 business days of the date of this letter.

	Any questions regarding the above comments may be directed to myself at (202) 942-2812.

							Sincerely,



							Dennis C. Hult
							Staff Accountant
??

(..continued)







Mr.  John J. Cousins
Advanced Optics Electronics, Inc.
March 7, 2005
Page 2